Exhibit 99.1

Translation for information purpose only

INVENTIVA

Société Anonyme with a Board of Directors

With a share capital of EUR 408,735.51

Registered Office: 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of meeting to the Ordinary and Extraordinary General Meeting dated May 19, 2022

The shareholders of INVENTIVA are informed that the Ordinary and Extraordinary General Meeting will be held on May 19, 2022 at 2 p.m., at: Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France.

COVID-19 WARNING

In the context of the COVID-19 epidemic, the Company may have to modify the methods for participating in the General Meeting of May 19, 2022 depending on health and/or legal and regulatory requirements.

Consequently, shareholders are invited to regularly visit the section dedicated to the General Meeting on the Company's website (www.Inventivapharma.com) which could be updated to specify the final method of participation in this General Meeting.

In addition, considering the circulation of the COVID 19 virus, the Board of Directors calls for the utmost caution in this context and recommends that each shareholder give preference to voting remotely or by proxy to the Chairman rather than being physically present.

The Company has taken all measures to facilitate remote voting so that shareholders can also vote without physically participating in the General Meeting by remote voting means (postal vote or proxy), using the voting form provided for this purpose, available on Inventiva's website (www.Inventivapharma.com, in the Investor's Section, subsection documentation - General Meetings) or via Internet on the secured voting plateform Votaccess.

If you have questions related to the General Meeting, our Investor Relations team can be contacted by email: inventiva@brunswickgroup.com.

The Ordinary and Extraordinary General Meeting will have to deliberate on the following agenda:

Agenda

Reading of the reports of the Board of Directors and the Statutory Auditors ;

Ordinary items

1.	Approval of the statutory financial statements for the financial year ended December 31st, 2021;

2.	Approval of the consolidated financial statements for the financial year ended December 31st, 2021;

3.	Appropriation of profit/loss for the financial year ended December 31st, 2021;

4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;

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5.	Related-party agreements;

6.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2021;

7.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2021;

8.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;

9.	Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer;

10.	Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer;

11.	Approval of the compensation policy of the Company's directors;

12.	Ratification of the appointment (cooptation) of Ms. Martine Zimmermann to replace a resigning Director;

13.	Renewal of the director's mandate of Mr. Frédéric Cren;

14.	Renewal of the Director's mandate of Mr. Pierre Broqua;

15.	Appointment of the company Sofia BV, represented by Mr. Chris Buyse, as Director of the Company;

16.	Renewal of the Director's mandate of the company CELL+, represented by Ms. Annick Schwebig;

17.	Renewal of the Director's mandate of Ms. Martine Zimmermann;

18.	Renewal of the Director's mandate of Mr. Heinz Maeusli;

19.	Authorization granted to the Board of Directors to buyback the Company's shares;

Extraordinary items

20.	Authorization to the Board of Directors to reduce the share capital by cancellation of shares;

21.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained;

22.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier;

23.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier;

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24.	Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms and conditions set by the General Shareholders' Meeting, and up to the limit of 10% of the share capital;

25.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;

26.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the US market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights;

27.	Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights;

28.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company;

29.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company;

30.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

31.	Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums;

32.	Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers;

33.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

34.	Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons;

35.	Amendment of Article 15 of the Company's Articles of Association to allow for a staggered renewal of the Directors' mandates;

On an ordinary basis

36.	Power for formalities.

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DRAFT TEXT OF RESOLUTIONS

TO BE SUBMITTED TO THE VOTE

OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF MAY 19TH, 2022

ORDINARY RESOLUTIONS

FIRST RESOLUTION (Approval of the statutory financial statements for the financial year ended December 31st, 2021)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' management report and the Statutory Auditors' general report on the annual statutory financial statements,

Approves the financial statements for the financial year ended December 31st, 2021 as presented, including the balance sheet, income statement and appendix to the financial statements, as well as the transactions reflected in these financial statements and summarized in these reports, showing a net accounting loss of EUR 47,467,164.92.

SECOND RESOLUTION (Approval of the consolidated financial statements for the financial year ended December 31st, 2021)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' management report and the Statutory Auditors' general report on the consolidated financial statements,

Approves the consolidated financial statements for the financial year ended December 31st, 2021 as presented, as well as the transactions reflected in these accounts or summarized in these reports.

THIRD RESOLUTION (Appropriation of profit/loss for the financial year ended December 31st, 2021)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors,

Having recorded that the annual financial statements showed a net accounting loss of EUR 47,467,164.92,

Resolves to wholly allocate this net accounting loss of EUR 47,467,164.92 to the "Report à Nouveau" account, bringing its debit amount to EUR 79,261,921.44.

Notes that no dividend has been distributed since the Company's incorporation.

FOURTH RESOLUTION (Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors, acting in accordance with the provisions of Article 223 quater of the French General Tax Code,

Approves the non-deductible expanses and charges for tax purposes, referred to in Article 39, paragraph 4 of the said Code, which amount to EUR 9,030 for the financial year 2021, and acknowledges the absence of corporate income tax borne in respect of these expenses and charges in view of the loss for said financial year.

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FIFTH RESOLUTION (Related-party agreements)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code,

Approves this report and acknowledges prior such agreements which performance has been pursed during the financial year ended December 31st, 2021.

SIXTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2021)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Frédéric Chen in his capacity as Chairman of the Board and Chief Executive Officer, contained therein, as presented in the Universal Registration Document including the 2021 Annual Financial Report, Part 3, Section 3.5.1.5.

SEVENTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2021)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer, contained therein, as presented in the Universal Registration Document including the 2021 Annual Financial Report, Part 3, Section 3.5.1.5.

EIGHTH RESOLUTION (Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 I. of the French Commercial Code, the information mentioned in Article L22-10-9 I. of the French Commercial Code, contained therein, as presented in the Universal Registration Document including the 2021 Annual Financial Report, Part 3, Section 3.5.1.6.

NINETH RESOLUTION (Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

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Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Chairman of the Board and Chief Executive Officer, Mr. Frédéric Cren, including the policy common to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2021 Annual Financial Report, Part 3, Sections 3.5.1.1 and 3.5.1.2.

TENTH RESOLUTION Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Deputy Chief Executive Offier, Mr. Pierre Broqua, including the policy common to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2021 Annual Financial Report, Part 3, Section 3.5.1.1 and 3.5.1.2.

ELEVENTH RESOLUTION (Approval of the compensation policy of the Company's Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Directors, including the policy common to all corporate officers and the provisions specific to them, contained therein, as presented in the Universal Registration Document including the 2021 Annual Financial Report, Part 3, Section 3.5.1.3.

TWELFTH RESOLUTION (Ratification of the appointment (cooptation) of Ms. Martine Zimmermann to replace a resigning Director)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

Ratifies the appointment (cooptation), resolved by the Board of Directors on April 16th, 2021, of Ms. Martine Zimmermann as Director in order to replace Ms. Nawal Ouzren, who has resigned, for the remaining duration of the latter’s term of office, i.e. until the end of the present General Meeting.

THIRTEENTH RESOLUTION (Renewal of the Director term of Mr. Frédéric Cren)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of Mr. Frédéric Cren, comes to an end after the present General Meeting,

Resolves to renew its term for a period of three years, which will end after the General Meeting convened to approve the financial statements for the fiscal year ended December 31st, 2024.

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FOURTEENTH RESOLUTION (Renewal of the Director term of Mr. Pierre Broqua)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of Mr. Pierre Broqua, comes to an end after the present General Meeting,

Resolves to renew its term for a period of three years, which will end after the General Meeting convened to approve the financial statements for the fiscal year ended December 31st, 2024.

FIFTEENTH RESOLUTION (Appointment of the company Sofia BV, represented by Mr. Chris Buyse, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of the company Pienter-Jan BVBA, represented by M. Chris Buyse, comes to an end after the present General Meeting,

Resolves to appoint, in replacement, the company Sofia, a limited liability company under Belgian law, whose registered office is 21, Jozef Nellenslaan - 8301 Knokke-Heist (Belgium), registered in the Register of Legal Persons under company number 0465.580.402 and represented by Mr. Chris Buyse as new Director for a period of three years, which will end after the General Meeting convened to approve the financial statements for the fiscal year ended December 31st, 2024.

SIXTEENTH RESOLUTION (Renewal of the Director term of the company CELL+, represented by Ms. Annick Schwebig)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of the company CELL+, represented by Ms. Annick Schwebig, comes to an end after the present General Meeting,

Resolves to renew its term for a period of three years, which will end after the General Meeting convened to approve the financial statements for the fiscal year ended December 31st, 2024.

SEVENTEENTH RESOLUTION (Renewal of the Director term of Ms. Martine Zimmermann)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of Ms. Martine Zimmermann, comes to an end after the present General Meeting,

Resolves to renew its term for a period of three years, which will end after the General Meeting convened to approve the financial statements for the fiscal year ended December 31st, 2024, it being specified, in order to allow for the staggered renewal of Directors' term, that provided the adoption of the 35th resolution, the term will be reduced to two years and will expire at the end of the General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2023.

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EIGHTEENTH RESOLUTION (Renewal of the Director term of Mr. Heinz Maeusli)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of Mr. Heinz Maeusli, comes to an end after the present General Meeting,

Resolves to renew its term for a period of three years, which will end after the General Meeting convened to approve the financial statements for the fiscal year ended December 31st, 2024, it being specified, in order to allow for the staggered renewal of Directors' term, that provided the adoption of the 35 th resolution, the term will be reduced to two years and will expire at the end of the General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2023.

NINETEENTH RESOLUTION (Authorization granted to the Board of Directors to buyback the Company's shares)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

1.	Authorizes the Board of Directors, with the faculty to sub-delegate under the conditions provided for by law and for a period of eighteen months from this day, in accordance with the provisions of Articles L.22-10-62 seq. of the French Commercial Code, Articles 241-1 to 241-5 of the General Regulations of the Autorité des marchés financiers (AMF), and the European regulations applicable to market abuse and market practices permitted by the AMF, to purchase, on one or more occasions and at the times it shall determine, a number of ordinary shares of the Company not to exceed 10% of the total number of shares comprising the share capital at any time.

Translation for information purpose only

This percentage applies to a number of shares adjusted, if necessary, to reflect transactions that may affect the share capital subsequent to this Meeting, and when shares are purchased to promote liquidity under the conditions defined by the General Regulations of the AMF, the number of shares taken into account for the calculation of the aforementioned 10% limit corresponds to the number of shares purchased, less the number of shares resold during the authorization period.

Under no circumstances may the Company hold more than 10% of the shares comprising its share capital at any time as a result of acquisitions made by the Company.

2.	Resolves that the buyback of these ordinary shares can be carried out in order:

-	to implement and perform obligations related to stock option programs or other share allocations to employees and corporate officers of the Company and, in particular, to allocate shares to employees and corporate officers of the Company in connection with (i) profit-sharing, or (ii) any share purchase, stock option or free share allocation plan under the conditions provided for by law, in particular by Articles L.3331-1 seq. of the French Labor Code (including any sale of shares referred to in Article L.3332-24 of the French Labor Code), and to carry out any hedging transactions relating to such transactions;

-	to purchase or sell shares under a liquidity agreement entered into with an investment services provider, in accordance with the conditions set by the market authorities;

-	to deliver ordinary shares upon the exercise of rights attached to securities carrying rights to shares of the Company by redemption, conversion, exchange, presentation of a warrant or any other means;

-	to reduce the Company's capital by cancelling all or some of the shares acquired; and

-	more generally, to carry out any transaction that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release.

3.	Resolves that the maximum unit purchase price may not exceed, excluding charges, forty euros (EUR 40) (or the equivalent value of this amount on the same date in any other currency). The Board of Directors may, however, in the event of transactions affecting the Company's share capital, in particular a change in the par value of the ordinary share, a capital increase by incorporation of reserves followed by the creation and allocation of free shares, a stock split or reverse stock split, distribution of reserves or any other assets, amortization of capital or any other transaction affecting shareholders' equity, adjust the aforementioned maximum purchase price to take into account the impact of such transactions on the value of the share.

4.	Resolves that the purchase, sale or transfer of these shares may be carried out and paid for by any means authorized by current or future regulations, on a regulated market, on a multilateral trading facility, with a systematic internalizer or on an electronic communications network, in particular through the purchase or sale of blocks of shares, through the use of options or other forward financial instruments or forward contracts, or through the use of warrants or, more generally, of securities carrying rights to shares of the Company, at the times the Board of Directors shall determine.

5.	Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to carry out, in compliance with the relevant legal and regulatory provisions, the permitted reallocation of shares purchased for one of the objectives of the program to one or more of its other objectives, or to sell them, whether on or off-market.

6.	Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to decide and implement this authorization and to determine the terms and conditions thereof in accordance with the law and this resolution, and in particular to place any and all stock market orders, enter into any and all agreements, in particular for the keeping of registers of purchases and sales of shares, make any and all declarations to the AMF or any other authority, draw up any and all documents, in particular information documents, complete any and all formalities, and generally do whatever is necessary.

7.	Acknowledges that the Board of Directors shall inform the Ordinary General Meeting of the transactions carried out under this authorization, as required by law.

8.	Resolves that this authorization, as from its use by the Board of Directors, cancels and replaces, for the remaining period and unused amounts, the authorization granted to the Board of Directors by the General Meeting of April 16th, 2021, in its fourteenth resolution.

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EXTRAORDINARY RESOLUTIONS

TWENTIETH RESOLUTION (Authorization to the Board of Directors to reduce the share capital by cancellation of shares)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special report and acting pursuant to the provisions of Article L.22-10-62 of the French Code de commerce,

1.	Authorize the Board of Directors to cancel, in the proportions and at the times it deems fit, in one or more times, all or part of the ordinary shares acquired by the Company and/or which it may acquire in the future under any authorization given by the Ordinary General Shareholders' Meeting pursuant to Article L. 22-10-62 of the French Code de commerce, up to a limit of 10% of the Company's share capital per 24-month period, it being recalled that this 10% limit applies to a number of shares adjusted, if necessary, according to the transactions that may affect the share capital after this Meeting.

2.	Decides that the excess of the purchase price of the ordinary shares over their nominal value will be charged to the "share premium" account or to any available reserve account, including the legal reserve, up to a limit of 10% of the capital reduction carried out.

3.	Authorize the Board of Directors to reduce the share capital accordingly.

4.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution and in particular :

-	determine the final amount of such capital reduction, set the terms and conditions thereof and record the completion thereof;

-	charge the difference between the carrying amount of the cancelled ordinary shares and their nominal amount to all available reserves and premiums, including the legal reserve, up to a maximum of 10% of the cancelled capital;

-	amend the bylaws accordingly; and

-	carry out all formalities (in particular with the Autorité des marchés financiers), take all steps and make all declarations to all institutions and, in general, do all that is necessary.

5.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 15th resolution.

TWENTY-FIRST RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special report and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Code de commerce, and in particular Articles L. 225-129-2, L. 225-132 to L. 225-134 and L. 228-91 et seq. of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, with maintenance of the shareholders’ preemptive subscription rights, of ordinary shares of the Company and/or any securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, including through the free allocation of share subscription warrants, which may be subscribed for either in cash or by offsetting against claims, in the amount and at the times it deems appropriate.

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2.	Decides that the shareholders shall have, proportionally to the amount of their shares, preferential subscription rights over the ordinary shares and securities giving access to the share capital of the Company to be issued and that the Board of Directors may grant shareholders excess subscription rights for ordinary shares or securities issued, to be exercised in proportion to their subscription rights and within the limit of their requests.

If the subscriptions on an irreducible basis and, as the case may be, on a reducible basis, do not absorb the entire issuance of shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may use the options provided by Article L. 225-134 of the French Code de commerce, in the order of its choice, or only some of them, and in particular the limitations of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided upon, or decides to offer to the public all or part of the securities not subscribed.

3.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed two hundred sixty thousand euros (EUR 260,000), it being specified that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution, resolutions 22 to 30 of this General Shareholders' Meeting, as well as capital increases that may be performed pursuant to resolutions 32 to 34 of this Meeting, will count towards this overall cap. Added to this cap will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

4.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed one hundred and fifty million euros (EUR 150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies. This amount is a global cap which applies to all of the debt securities whose issuance is provided for pursuant to this resolution and resolutions 22 to 29 of this General Shareholders' Meeting. This cap is independent from the debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Code de commerce.

5.	Acknowledges that, in accordance with the provisions of article L. 225-132 paragraph 6 of the French Code de commerce, this resolution includes the waiver of the shareholders’ preemptive subscription rights over the ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued and set their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued on pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give access to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued; these issuances may be performed by subscription offer as well as by free allotment to the owners of existing shares, including share warrants, and that, in the event of a free allotment, the Board of Directors shall have the right to decide that allotment rights, forming fractions shall not be transferable and that the corresponding securities shall be sold;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

Translation for information purpose only

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws, performed any and all formalities and statements, and call for any authorizations that may be necessary to performed and complete these issuances successfully.

7.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 16th resolution.

The Board of Directors will inform the General Shareholders’ Meeting each year of the transactions performed in accordance with this resolution.

TWENTY-SECOND RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-21° of the French Code monétaire et financier)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Code de commerce, and in particular Article L. 225-129-2, L. 225-135 and L. 22-10-52, and Articles L. 228-91 et seq. of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, by way of public offerings, excluding offers referred to in article L. 411-2 1° pf the French Code de commerce, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, without shareholders' preemptive subscription rights, of ordinary shares of the Company and/or securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, in the amount and at the times it deems appropriate.

Public offerings, performed pursuant to this resolution, may be combined, within one or several simultaneous issuances, with offerings pursuant to the provisions of Article L. 411-2 1° of the French Code monétaire et financier.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, pursuant to this resolution shall not exceed two hundred and thirty thousand euros (EUR 230,000), it being specified that this cap will count towards the overall cap of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 of the 21st resolution. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

Translation for information purpose only

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed one hundred and fifty million euros (EUR 150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that the maximum par value of debt securities that may be issued pursuant to this resolution cannot exceed the overall cap stipulated in paragraph 4 of the 21st resolution. This cap is independent from the amount of debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Code de commerce.

4.	Decides to waive the shareholders’ preemptive subscription rights over ordinary shares and securities giving access to the capital of the Company that can be issued pursuant to this resolution.

5.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6.	Decides that the Board of Directors may grants shareholders a priority right to subscribe to as irreducible and/or reducible amounts, during a period and on the terms set by it, for all or part of an issuance performed pursuant to this resolution. This priority right will be allocated in proportion to shareholders' existing interests in the share capital of the Company in accordance with applicable laws and regulations.

7.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company, the Board of Directors may use the options provided by Article L. 225-134 of the French Code de commerce in the order of its choice, or only some of them, and in particular the limitation of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided upon.

8.	Decides that (i) the issuance price for ordinary shares to be issued pursuant to this resolution will at least be equal to the minimum provided for in the laws and regulations in force on the date of the issuance (currently the volume-weighted average of price of the share of the Company over the last three trading days on the regulated market of Euronext Paris preceding the date on which the subscription price for the capital increase has been set, less a maximum discount of 10%), and (ii) the issuance price of the securities to be issued pursuant to this resolution will at least be equal to the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, at least equal to the amount mentioned in (i) above.

9.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, where applicable, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

Translation for information purpose only

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any other financial market located outside of the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

10.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 17th resolution.

The Board of Directors will inform the General Shareholders’ Meeting each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-THIRD RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Code de commerce, and in particular Article L. 225-129-2, L. 22-10-51 and L. 22-10-52, and Articles L. 228-91 et seq. of the French Code de Commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros in any other currency or currency units established by reference to several currencies, by way of offerings within the provisions provided for in Article L. 411-2 1° of the French Code monétaire et financier under the conditions and within the limits provided for by law, through the issuance, without shareholders’ preemptive subscription rights, of ordinary shares of the Company and/or securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, in the amount and at the times it deems appropriate.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed two hundred and thirty thousand euros (EUR 230,000), it being specified that this cap is common and will count towards the cap stipulated in paragraph 2 of the 22nd resolution and that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution will count towards the overall cap of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 of the 21st resolution. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company. It is hereby specified that, in any event, in accordance with French law, the nominal amount of the capital increases performed pursuant to this resolution may not exceed twenty percent (20%) of the share capital of the Company per year on the date of the issuance.

3.	Decides that securities giving access to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed one and fifty hundred million euros (EUR 150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, this amount being deducted from the ceiling stipulated in the paragraph 4 of the 21st resolution.

4.	Decides that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares and securities giving access to the share capital of the Company issued pursuant to this resolution.

Translation for information purpose only

5.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company, the Board of Directors may limit the issuance to the amount of subscriptions received provided that such amount reaches at least three-quarters of the issuance decided upon.

6.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to of this resolution may entitle them.

7.	Decides that (i) the issuance price for ordinary shares to be issued pursuant to this resolution is at least equal to the minimum provided for in the laws and regulations in force on the date of the issuance (currently the volume-weighted average of the price of the share of the Company over the last three trading days on the regulated market of Euronext Paris preceding the start of the public offering, less a maximum discount of 10%), and (ii) the issuance price of the securities to be issued pursuant to this resolution will at least be equal to the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, at least equal to the amount in (i) above.

8.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give access to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation, as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and roper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside of the European Economic Area; and

-	record the completion of the share capital increases performed in accordance with this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

9.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 18th resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the transactions performed in accordance with this resolution.

Translation for information purpose only

TWENTY-FOURTH RESOLUTION (Delegation of authority to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms and conditions set by the General Shareholders' Meeting, and up to the limit of 10% of share capital)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’, acting pursuant to the provisions of Article L. 225-136 of the French Code de commerce.

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, in the event of the issuance of ordinary shares of the Company and/or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive rights, to derogate from the conditions relating to the determination of the price set forth in the 22nd and 23rd resolutions and to set the issuance price of the ordinary shares and/or securities giving access to the share capital of the Company to be issued according to the following terms and conditions:

(i)	the issuance price of the ordinary shares will at least be equal to either:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris during the last trading session preceding the pricing date, or

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris over three consecutive trading days, chosen from the 30 trading days preceding the pricing date;

which may be reduced by a maximum discount of 15% and the Board of Directors may freely use any of the two formulas set forth above; and

(ii)	the issuance price of the securities to be issued pursuant to this resolution, other than ordinary shares of the Company, will at least be equal to an amount such that the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, is at least equal to the amount mentioned in the paragraph (i) above.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in future, pursuant to this resolution shall not exceed ten percent (10%) of the share capital of the Company per 12-months period (at the date on which this delegation is implemented), by way of derogation to the conditions set forth in resolutions 22nd and 23rd.

3.	Acknowledges that the Board of Directors shall prepare an additional report, certified by the Statutory Auditors, describing the final terms of the transaction and providing information for assessing the effective impact on the shareholders' situation.

4.	Decides that the Board of Directors will have full authority to implement this resolution in the terms and conditions set forth in the resolutions under which the issuance is decided and that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 19th resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the operations performed in accordance with this resolution.

TWENTY-FIFTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to Articles L. 225-129 et seq. of the French Code de commerce, and in particular Articles L. 225-129-2, L.22-10-49, L. 22-10-51, L. 225-138 and Articles L. 228-91 et seq. of the French Code de commerce,

Translation for information purpose only

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, for the benefit of certain specific categories of beneficiaries, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed two hundred and thirty thousand euros (EUR 230,000), it being specified that this cap will count towards the ceiling stipulated in paragraph 2 of the 22nd resolution, and towards the overall cap of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 of the 21st resolution. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access to ordinary shares to be issued by the Company may consist of debt securities or be associated with the issuance of such securities, or allow their issue as intermediated securities and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed one hundred and fifty million euros (EUR150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 21st resolution.

4.	Decides to waive the shareholders’ preemptive subscription right to ordinary shares and securities that can be issued pursuant to this resolution, and to reserve the ordinary shares and securities to be issued pursuant to this resolution for certain specific categories of beneficiaries presenting any of the following characteristics:

i.	natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or

ii.	companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or

iii.	French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

5.	Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, will have full authority to implement this resolution, and in particular to determine the list of beneficiaries in accordance with the aforementioned categories of beneficiaries who will benefit from such capital increases and/or issuances of securities, as well as the number of securities to be allocated to each beneficiary.

6.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

7.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights to ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

8.	Decides that the issuance price of the ordinary shares and securities to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Code de commerce, and will at least be equal:

Translation for information purpose only

(i)	for the ordinary shares, either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris over three consecutive trading days, chosen from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15% and the Board of Directors may freely use any of the two formulas set forth above, and

(ii)	for the securities to be issued pursuant to this resolution, other than ordinary shares of the Company, to an amount such that the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, is at least equal to the amount mentioned in paragraph (i) above.

9.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

10.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 20th resolution.

The Board of Directors will prepare a report for the next Ordinary General Shareholders' Meeting of the final terms of the operations performed in accordance with this resolution.

TWENTY-SIXTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the US market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights)

Translation for information purpose only

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and acting pursuant to Articles L. 225-129 et seq. of the French Code de commerce, and in particular Articles L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Code de commerce, and Article L. 22-10-49 of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, of ordinary shares in the form of American Depositary Shares or American Depositary Receipts of the Company.

2.	Decides that the maximum total nominal amount of the share capital increases that may be performed, pursuant to this delegation shall not exceed one hundred and fifty thousand euros (EUR 150,000), it being specified, on the one hand that this cap is common to the ceilling stipulated in paragraph 2 of the 22nd resolution above and is to be deducted from the latter, and on the other hand, that the maximal nominal amount of the capital increases that may result from this resolution is to be deducted from the overall ceiling of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 of the 21st resolution above.

3.	Decides to waive the shareholders’ preemptive subscription rights to shares that can be issued pursuant to this resolution, and to reserve the shares to be issued pursuant to this resolution for specific category of beneficiaries as follows:

-	French or foreign credit institution or investment services companies, or any foreign establishment having an equivalent status, intervening within the framework of an ATM program set up by the Company (or any equity financing program of the same nature that may be substituted for it) and providing, within this framework, for the subscription of securities issued by the Company.

4.	Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, shall determine the precise list of beneficiaries of this or these reserved capital increase(s) within this category of persons and the number of securities to be allocated to each beneficiary.

5.	Decides that if subscriptions by shareholders do not absorb the entire issuance of shares pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

6.	Decides that the issuance price of the ordinary shares to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Code de commerce, and will at least be equal either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris over three consecutive trading days, chosen from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15%, the Board of Directors may freely use any of the two formulas set forth above, and

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive;

-	charge, as the case may be, the fees related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

Translation for information purpose only

-	enter into any agreement, in particular to ensure the completion execution, in order to carry out the aforementioned issues on one or more occasions, in the amount and on the dates it deems appropriate, in France and/or where applicable abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	proceed, as the case may be, giving access to ordinary shares admitted to trading on a regulated market and/or any financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

8.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Shareholders’ Meeting.

The Board of Directors will prepare a report for the next Ordinary General Shareholders' Meeting of the final terms of the operations performed in accordance with this resolution.

TWENTY-SEVENTH RESOLUTION (Delegation of authority to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors' Special Report, and acting pursuant to the provisions of Articles L. 225-135-1 and R. 225-118 of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to decide, within thirty (30) days following the closing of the subscription, up to a maximum of fifteen percent (15%) of the initial issuance and at the same price as the initial issuance), for each issuance decided pursuant to resolutions 21st to 23rd, 25th and 26th , to increase the number of shares to be issued as part of share capital increases within the ceiling provided for in the resolution pursuant to which the issue is decided upon.

2.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting (except for resolutions 25th and 26 th , for which this delegation is valid for an 18-months period) and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 21st Resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-EIGHTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Code de commerce, in particular Articles L. 225-129-2, L. 22-10-54, and L. 228-91 et seq. of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, in consideration for the securities contributed to a public exchange offer including an exchange component (on a principal or subsidiary basis) initiated by the Company, in France and/or abroad, in accordance with local regulations on the securities of a company whose shares are admitted to trading on one of the regulated markets listed in Article L. 22-10-54 of the French Code de commerce.

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2.	Decides, as necessary, to the benefit of these securities’ holders, to waive shareholders' preemptive subscription rights over ordinary shares and/or securities to be issued.

3.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed two hundred and thirty thousand euros (EUR 230,000), it being specified that this cap will count towards the cap stipulated in paragraph 2 of the 22nd resolution and towards the overall cap of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 the 21st resolution. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

4.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities with a fixed or indefinite term and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed one hundred and fifty million euros (EUR150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 21st resolution. This cap is independent from the debt securities whose issue would be decided on or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Code de commerce.

5.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	set the exchange ratio as well as, were applicable, the amount of the balance in cash to be paid;

-	determine the terms and conditions of the securities that may be issued pursuant to this resolution;

-	record the number of securities contributed to the exchange;

-	determine the dates, terms and conditions of the issuance, and in particular the price and the date of their entitlement to dividends, which may be retroactive, of the new ordinary shares or securities giving access, immediately and/or in the future, to the share capital of the Company and as the case may be amend the terms and conditions of the securities issued pursuant to this resolution during the duration of the relevant securities and in accordance with the applicable laws and regulations;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	record among the liabilities the contribution share premium, relating to the rights of the shareholders, the difference between the issuance price and of the new shares and their nominal value;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market for ordinary shares or on any other financial market located outside the European Economic Area; and

-	take all necessary steps and enter into any agreements to successfully complete the authorized transaction, record the resulting increase(s), and amend the by-laws; and

-	record the completion of the capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

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7.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated April 16th, 2021 in its 22nd resolution.

The Board of Directors may, within the limits it has previously set, subdelegate the power granted to it under this resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-NINETH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Code de commerce, in particular Articles L. 225-129-2, L. 22-10-53, and L. 228-91 et seq. of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed, on the basis of the report of the Contribution Auditor(s), with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, in order to remunerate contributions in kind granted to the Company and consisting of equity securities or securities giving access to the share capital, when the provisions of Article L. 22-10-54 of the French Code de commerce are not applicable.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed the legal limit of 10% of the share capital of the Company (as from the date of the transaction), it being specified that this cap will count towards the ceiling set out in paragraph 2 of the 22nd resolution and towards the overall cap of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 of the 21st resolution. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities with a fixed or indefinite term and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed one hundred and fifty million euros (EUR150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 21st resolution. This cap is independent from the debt securities whose issuance would be decided on or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Code de commerce.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

5.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	decide, pursuant to the special report of the Contribution Auditors, referred to in the 1st and 2nd paragraphs of Article L. 22-10-53 of the French Code de commerce, on the valuation of the contributions and the granting of any special benefits;

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-	draw up a list of the shares or the securities brought to the exchange, set the exchange parity and, as the case may be, the amount of the cash balance to be paid;

-	determine the dates, terms and conditions of the issuance, and in particular the price and the date of their entitlement to dividends, which may be retroactive, of the new ordinary shares or securities giving access, immediately and/or in the future, to the share capital of the Company;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, contractual provisions that provide for other cases of adjustment;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market for ordinary shares or on any other financial market located outside the European Economic Area; and

-	record the completion of the share capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

6.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated April 16th, 2021 in its 23rd resolution.

The Board of Directors may, within the limits it has previously set, subdelegate the power granted to it under this resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the transactions performed in accordance with this resolution.

THIRTIETH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code de travail, without shareholders' preferential subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary Shareholders’ Meetings, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report prepared in accordance with applicable laws and pursuant to the provisions of Articles L. 225-129 et seq. of the French Code de commerce, Articles L. 225-129-2, L. 225- 129-6, L. 225-138 I of the French Code de commerce, and Article L.3332-18 et seq. of the French Code du Travail.

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, on its own initiative, of ordinary shares of the Company and/or securities giving access immediately and/or in the future, to ordinary shares to be issued by the Company, reserved for employees of the Company and its affiliates pursuant to Article L. 225-180 of the French Code de Commerce, who are members of a company savings plan, to be instituted at the initiative of the Company and/or any mutual funds through the intermediary from which the new shares thus issued would be subscribed by them.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed three thousand euros (EUR 3,000), it being specified that this cap will count towards the overall cap of two hundred and sixty thousand euros (EUR 260,000) stipulated in paragraph 3 the 21st resolution. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

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3.	Decides, to waive shareholders’ preemptive rights to ordinary shares of the Company and/or securities to be issued, where applicable freely granted, pursuant to this resolution which includes the waiver of the shareholders’ preemptive subscription rights to the ordinary shares of the Company to which the securities that would be issued pursuant to this resolution entitle them.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5.	Decides that the issuance price for new shares or securities to be issued pursuant to this resolution shall be set in accordance with Article L. 3332-19 of the French Code du travail, and decide to set the maximum discount at 20%. However, the General Shareholders’ Meeting expressly authorizes the Board of Directors to reduce this discount or not to grant it, in particular in accordance with the regulations applicable in the countries where the new shares or securities to be issued will be offered.

6.	Decides, pursuant to the provisions of Article L.3332-21 of the French Code du travail, that the Board of Directors may freely grant to the beneficiaries, as defined above, newly issued shares or shares to be issued or other securities giving access to the Company's share capital to be issued or already issued in respect of (i) the contribution that may be paid pursuant to the regulations governing company savings plans, and/or (ii) where applicable, the discount.

7.	Decides that, in the event that the beneficiaries as defined above have not subscribed to the entire share capital increase within the time limit allotted, the share capital increase would only be performed for the amount of the shares subscribed, and that the unsubscribed shares may be offered again to the said beneficiaries within the scope of a subsequent capital increase.

8.	Decides that the Board of Directors will have full authority, within the limits and conditions specified above, to determine the terms and conditions of share capital increases, defer them, and in particular to:

-	establish a savings plan, in accordance with Articles L. 3332-1 et seq. of the French Code du travail;

-	decide that the issuances may be performed directly to the advantage of the beneficiaries or through collective securities investment funds (UCITS);

-	determine the terms and conditions of the issuances, to be made pursuant to this resolution and in particular dividend rights, the terms and conditions for paying up, the subscription price of ordinary shares or securities giving access to the capital under the legal conditions;

-	determine the opening and closing dates of subscriptions;

-	set the timeframe allotted to subscribers for the payment of their ordinary shares or securities giving access to the share capital of the Company;

-	take all due measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	record the completion of the share capital increases performed pursuant to this resolution and amend the by-laws accordingly, perform any and all formalities and statements, and call for any authorizations;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares, securities to be issued or shares to be issued by the exercise of the right attached to the securities giving access to the share capital, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

9.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Shareholders’ Meeting dated April 16th, 2021 in its 24th resolution.

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THIRTY-FIRST RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the report of the Board of Directors and in accordance with the provisions of Articles L. 225-129-2 and L. 22-10-50, of the French Code de commerce,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, by incorporation, successive or simultaneous, into the share capital of reserves, profits, premiums or any other sums whose capitalization may be allowed, to be realized by increasing the par value of existing ordinary share and/or by granting new ordinary shares free of charge.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed twenty thousand euros (EUR 20,000) it being specified that this cap is set independently and separately from the caps for share capital increases resulting from issuances of ordinary shares or securities authorized by the other resolutions submitted to this Meeting and by the resolutions adopted, and still in force, at any previous General Meeting, and that added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the amount and nature of the sums to be incorporated into the share capital of the Company;

-	determine the number of new ordinary shares to be issued and/or the amount by which the nominal value of the existing shares composing of the share capital will be increased;

-	determine the date of their entitlement to dividends, which may be retroactive, or from which the increase in the par value of existing equity securities will take effect;

-	decide, where applicable, that fractional rights will be neither negotiable nor transferable and that the corresponding shares will be sold, the sums resulting from the sale being allocated to the holders of the rights within the period provided for by the applicable regulations;

-	take all necessary measures to protect the rights of holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, contractual provisions providing for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

4.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated April 16th, 2021 in its 25th resolution.

THIRTY-SECOND RESOLUTION (Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, duly noting that the share capital has been fully paid up, and pursuant to in accordance with the provisions of Articles L. 225-197-1 and L. 225-197-2 of the French Code de commerce,

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1.	Authorizes the Board of Directors to proceed with, on one or more occasions, the allocation of free ordinary shares of the Company, existing or to be issued, to the benefit of:

-	employees of the Company or of companies directly or indirectly related to it, to the within the meaning of Article L.225-197-2 of the French Code de commerce, and/or

-	corporate officers who meet the conditions set out in Article L.225-197-1, II of the French Code de commerce,

the identity of which shall be determined by the Board of Directors in accordance with the allocation criteria and conditions defined by it, it being specified (i) that no shares may be allocated to employees and corporate officers each holding more than 10% of the Company's share capital and (ii) that a free allocation may not have the effect of conferring on any employee or corporate officer more than 10% of the Company's share capital.

2.	Decides that the total number of free shares granted may not exceed 5% of the share capital on the date of the grant decision by the Board of Directors, it being specified that the nominal amount of all increases of capital that may be carried out pursuant to this resolution shall be deducted from the overall ceiling of two hundred and sixty thousand euros (€260,000) set in paragraph 3 of the 21st resolution.

3.	Decides that the Board of Directors shall have the power to adjust the number of free shares granted, within the limit of the aforementioned ceiling, in the event of transactions affecting the Company's share capital that may be carried out, in order to preserve the rights of the beneficiaries. In the event of an adjustment, the shares granted will be deemed to have been granted on the same day as the shares initially granted.

4.	Decides that free shares granted to a given beneficiary by the Board of Directors which would not give rise to a definitive grant at the end of the Vesting Period (as defined below) may be the subject of a new grant and will then no longer be taken into account for the calculation of the ceiling defined above.

5.	Decides, in accordance with the wording of Article L.225-197-1 of the French Code de commerce, that the granting of free shares to their beneficiaries will be definitive at the end of a vesting period, the duration of which will be set by the Board of Directors, but may not be less than one (1) year from the date of the Board's decision to grant (the "Vesting Period"), which may be subject to a lock-up obligation for the shares that runs from the date of the definitive grant of the shares (the "Retention Period"), it being specified that the cumulative period of the Vesting Period and the Retention Period may not be less than two (2) years.

As an exception, the definitive grant will take place before the end of the Vesting Period in the event of the death of the beneficiary. and in the event of disability of the beneficiary corresponding to the classification in the second and third of the categories provided in Article L.341-4 of the French Code de la Sécurité Sociale.

6.	Acknowledges that this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the ordinary shares to be issued on the basis of this authorization.

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	set, in accordance with the legal conditions and limits, the dates on which the allocations will be made;

-	set the conditions and criteria for the allocation of free shares and, in particular, determine whether the free shares allocated are shares to be issued or existing shares, it being specified that the Board of Directors may defer its choice until the day before the end of the Vesting Period;

-	in the event of the issue of new shares, charge, if necessary, the sums required to pay up the said shares to reserves, profits or issue premiums, record the completion of the capital increases carried out pursuant to this authorization, make the corresponding amendments to the bylaws and accomplish all necessary acts and formalities;

-	determine, in accordance with these conditions and criteria, the identity of the beneficiaries of the bonus share allocation and the number of shares allocated to each of them, as well as the terms and conditions for the allocation of the shares, and in particular the duration of the Vesting Period and the Retention Period for the shares thus allocated within the following limits fixed;

-	subject, where applicable, the definitive acquisition of all or part of the shares, to the achievement of one or more of the following conditions of performance that it will determine, it being specified that the allocations to the benefit of the executives corporate officers may only act (i) under the conditions provided for in Article L.22-10-60 of the French Code de commerce, or (ii) under the conditions provided for in Article L.225-197-6 of the French (ii) subject to the fulfillment of performance conditions that the Board of Directors may set determine and in compliance with the conditions of Article L. 225-197-1 II of the French Code de commerce;

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-	decide on the number of shares to be issued or existing shares;

-	adjust the number of free shares granted during the Vesting Period, if necessary, to take into account any transactions affecting the Company's share capital in order to preserve the rights of the beneficiaries under the terms and conditions that it may freely determine; and

-	record the completion of the capital increases up to the amount of shares that will actually be issued allocated free of charge to persons designated by the Board of Directors, amend the bylaws, deduct the sums necessary to increase the legal reserve to one-tenth of the new share capital after each increase, and to proceed with all formalities and declarations, to request any authorizations that may be necessary for the completion and successful completion of this issue, enter into any agreement, in particular to reach the completion of the planned issues, take all measures and carry out all formalities necessary for the issue, the listing and to the financial service of the securities issued pursuant to this delegation, as well as to the exercise of the rights which are attached to it, and generally do what is necessary.

8.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated April 16th, 2021 in its 26th resolution.

THIRTY-THIRD RESOLUTION (Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Article L. 225-177 and seq. of the French Code de commerce,

1.	Authorizes the Board of Directors to grant, on one or more occasions, share subscription or share purchase options to employees or corporate officers of the Company or French or foreign companies or groups related to it within the meaning of Article L.225-180 of the French Code de commerce, or certain categories of them.

2.	Decides that the total number of options that may be granted under this resolution may not give entitlement to subscribe to or acquire a total number of shares representing more than 5% of the share capital on the date of the decision to subscribe to or acquire them granted by the Board of Directors, it being specified that the nominal amount of all capital increases that may be carried out pursuant to this resolution shall be deducted from the overall ceiling of two hundred and sixty thousand euros (€260,000) set in paragraph 3 of the 21st resolution.

3.	Resolves that the shares that may be obtained by exercising the share purchase options granted under this resolution shall be acquired by the Company, as the case may be, under the share buyback program covered by the 19th resolution above pursuant to Article L.22-10-62 of the French Code de commerce or any share buyback program previously or subsequently applicable.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5.	Decides that the exercise price of the options granted under this resolution will be set by the Board of Directors as follows:

-	the exercise price of the share subscription option shall not be less than 80% of the average purchase price of the Company's shares on Euronext Paris regulated market during the twenty (20) trading sessions preceding the day on which the options are granted,

Translation for information purpose only

-	in addition, the exercise price of the share purchase options shall not be less than 80% of the average purchase price of the shares held by the Company under the share buyback program authorized according to the 19th resolution submitted to this Meeting pursuant to Article L.22-10-62 of the French Code de commerce or any share buyback program previously or subsequently applicable.

6.	Decides that the options granted must be exercised within a period of 10 years from the date of their grant by the Board of Directors.

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	set, in accordance with legal conditions and limits, the dates on which the options will be granted;

-	determine the list of beneficiaries, the number of options granted to each of them and the terms and conditions for granting and exercising of the options;

-	set the conditions for exercising the options and, in particular, limit, restrict or prohibit (a) the exercise of the options (including, as the case may be, performance conditions to be met) or (b) the sale of the shares obtained by exercising the options, during certain periods or following certain events, and its decision may (i) relate to all or part of the options and (ii) concern all or part of the beneficiaries;

-	decide the conditions under which the price and/or the number of shares to be subscribed or acquired will be adjusted in the cases provided for by French law; and

-	more generally, enter into all agreements, draw up all documents, record capital increases following the exercise of the options, amend the bylaws accordingly if necessary, carry out all formalities and make all declarations to all authority and do all that would otherwise be necessary.

8.	Decides that the aforementioned delegation is granted for a period of 38 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated April 16th, 2021 in its 27th resolution.

THIRTY-FOURTH RESOLUTION (Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and in accordance with the provisions of Article L. 225-138, L. 225-129-2, L. 228-91 and seq. of the French Code de commerce,

1.	Delegates to the Board of Directors its authority to issue, on one or more occasions, a maximum number of six hundred thousand (600,000) ordinary share subscription warrants (the "BSA 2022"), without shareholders' preferential subscription right to the said BSA 2022, each BSA 2022 giving the right to subscribe for one ordinary share of the Company with a par value of 0.01 euro, i.e. within the limit of a maximum number of six hundred thousand (600,000) ordinary shares.

2.	Decides, consequently, that the nominal amount of the capital increases likely to be carried out in the future pursuant to this delegation will correspond to the issue of six hundred thousand (600,000) ordinary shares with a nominal value of 0.01 euro, to which may be added the nominal amount of the shares to be issued in order to preserve the rights of the holders of the BSA 2022, if such reservation would be necessary, it being specified that this ceiling will be deducted from the global ceiling of two hundred sixty thousand euros (€260,000) set in paragraph 3 of the 21st resolution above.

3.	Decides to cancel the shareholders' preferential subscription right to the BSA 2022 and to reserve the subscription of the said BSA 2022 in favor of natural or legal entities meeting one of the following :

-	executive employees or executive officers or members of the Company's management team who are not corporate officers, or

-	members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or

Translation for information purpose only

-	employees of the Company,

(together, the "Beneficiaries").

4.	Specifies that pursuant to the provisions of Articles L.228-91 and L.225-132 of the French Code de commerce, this decision entails, in favor of the holders of BSA 2022, the waiver by the shareholders of their preferential subscription right to the ordinary shares to which the BSA 2022 entitle them.

5.	Decides that:

-	the BSA 2022 will not be the subject of a request for admission to trading on any market. They will be transferable. They will be issued in registered form and will be registered in an account;

-	the BSA 2022 must be exercised within ten (10) years of their issuance and those that have not been exercised at the end of this ten (10) year period will automatically become null and void;

-	the issue price of a BSA 2022 will be determined by the Board of Directors on the date of issue of the said BSA 2022 according to the characteristics of the latter and will in any event be at least equal to 8% of the market value of a common share of the Company on the date of allocation of the BSA 2022. This market value corresponds to the volume-weighted average price of the last twenty (20) trading days preceding the date of grant of the BSA 2022 by the Board of Directors as long as the Company's shares are admitted to trading on the regulated market of Euronext Paris;

-	the issue price of the BSA 2022 must be paid up in full at the time of subscription, by cash settlement or by offsetting against liquid and due receivables;

-	the issue price of one ordinary share to be subscribed for pursuant to the exercise of the BSA 2022 shall be determined by the Board of Directors at the time of the grant of the BSA 2022 and shall be equal to the volume-weighted average share price of the last twenty (20) trading days preceding the date of grant of the BSA 2022 by the Board of Directors as long as the Company's shares are admitted to trading on the regulated market of Euronext Paris (the "Exercise Price"); and

-	the ordinary shares thus subscribed shall be fully paid up at the time of their subscription, either by cash payment or by offsetting against liquid and payable debts.

6.	Decides that in the event that, as long as the BSA 2022 have not been fully exercised, the Company will proceed with one of the transactions mentioned below:

-	issue of securities with preferential subscription rights for shareholders; or

-	capital increase by incorporation of reserves, profits or share premiums; or

-	distribution of reserves in cash or securities,

the rights of the holders of the 2022 BSA would be reserved under the conditions provided for in Article L.228-98 of the French Code de commerce.

7.	Authorizes the Company to change its purpose, amortize its capital, modify the distribution of profits or distribute reserves in accordance with the provisions of Article L.228-98 of the French Code de commerce.

8.	Recalls that pursuant to Article L.228-98 of the French Code de commerce:

-	in the event of a capital reduction motivated by losses through a reduction in the number of shares, the rights of the holders of the BSA 2022 as to the number of shares to be received upon exercise of the BSA 2022 will be reduced accordingly as if the said holders had been shareholders from the date of issue of the BSA 2022;

-	in the event of a capital reduction motivated by losses through a reduction in the par value of the shares, the subscription price of the shares to which the BSA 2022 warrants entitle their holders will remain unchanged, with the issue premium being increased by the amount of the reduction in par value.

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9.	Decides that :

-	in the event of a capital reduction not motivated by losses by way of a reduction in the nominal value of the shares, the subscription price of the shares to which the BSA 2022 warrants entitle the holder will be reduced accordingly; and

-	in the event of a capital reduction not motivated by losses through a reduction in the number of shares, holders of the 2022 stock warrants, if they exercise their BSA 2022, may request the repurchase of their shares under the same conditions as if they had been shareholders at the time of the Company's repurchase of its own shares.

10.	Authorizes the Company to require holders of the BSA 2022 to repurchase or redeem their rights as provided for in Article L.228-102 of the French Code de commerce.

11.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	to establish the list of beneficiaries among the persons fulfilling the characteristics specified above and to set the number of BSA 2022 allocated to each of them;

-	issue and allocate the BSA 2022 and set the subscription price, the exercise conditions and the final terms of the BSA 2022, in particular the exercise schedule and the cases of acceleration of the exercise conditions in accordance with the provisions of this resolution and within the limits set in this resolution;

-	set the price of the common share that may be subscribed for upon exercise of a BSA 2022 under the aforementioned conditions;

-	determine the dates and terms of the issue of ordinary shares to be carried out pursuant to this delegation of authority in accordance with the legal and statutory requirements;

-	receive the subscription to the said BSA 2022 and record the completion of the definitive issue of the BSA 2022 under the conditions set out above and their allocation;

-	record the number of ordinary shares issued following the exercise of the BSA 2022, carry out the formalities following the corresponding capital increases and make the corresponding amendments to the bylaws, and have the ordinary shares thus issued admitted to trading on Euronext Paris regulated market, as the case may be;

-	to take all measures to ensure the protection of the holders of the BSA 2022 in the event of a financial transaction concerning the Company, in accordance with the legal and regulatory provisions in force; and

-	in general, to take any measure and carry out any formality useful to this issue.

12.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated April 16th, 2021 in its 28th resolution.

The Board of Directors will inform the Shareholders' Meeting each year of the transactions carried out under this resolution.

THIRTY-FIFTH RESOLUTION (Amendment of Article 15 of the Company's Articles of Association to allow for a staggered renewal of the Directors' mandates)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the report of the Board of Directors,

Decides, having acquainted the recommendation of the Middlenext Code providing for the staggered renewal of Directors' terms, to amend Article 15 of the Company's Articles of Association. Consequently, the following paragraph is added at the end of the third paragraph of article 15 I. of the Articles of Association:

"Exceptionally and in order to allow exclusively for the implementation or maintenance of the staggered terms of office of Directors, the Ordinary General Meeting may appoint one or more Directors for a term of one (1) year or two (2) years".

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ORDINARY RESOLUTION

THIRTY-SIXTH RESOLUTION (Power for formalities)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

Grants full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all publication and filing formalities, and generally to do whatever is necessary.

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INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	In the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Tuesday May 17th, 2022, zero hour, Paris time;

-	In the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Tuesday May 17th, 2022, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Tuesday May 17th, 2022, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the Shareholders' Meeting

Shareholders have several options for participating in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via Internet.

Pursuant to the provisions of Article R. 22-10-28, III, of the French Commercial Code, once a shareholder votes remotely, sends a proxy or asks for an admission card or a certificate to participate in the General Meeting, he or she will not be able to choose another method of participation.

1.	Vote by physically attending the General Meeting

The shareholders wishing to personally attend the General Meeting must request an admission card as soon as possible to receive the card in a timely manner:

-	For registered shareholders: either by returning the single form duly completed and signed using the pre-paid reply envelope enclosed with the invitation received by post mail to the Services des Assemblées (SGSS/SBO/CIS/ISS/GMS) of Société Générale, CS 30812, 44308 Nantes Cedex; or by logging in on the website www.sharinbox.societegenerale.com using their usual access codes to access the voting site; the registered shareholder who would not have received her admission card may spontaneously attend the General Meeting with an identification document.

-	For holders of bearer shares: either by asking the authorized intermediary managing their share-accounts to send them an admission card. Should the admission card not be received by May 17th, 2022, zero hour, Paris time, the shareholder shall ask the authorized intermediary managing their share-accounts to issue a certificate of participation in order to prove their status as shareholders; or by logging in on the Internet portal of their account holder with their usual access codes. The shareholder will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen. Only the bearer shareholder whose account holder has subscribed to the Votaccess website will be able to fulfil their request for admission card via Internet.

On the day of the General Meeting, each shareholder will have to prove her quality during the registration process.

2.	Vote remotely or by proxy

The shareholders not physically attending the General Meeting will be able to vote remotely or to give proxy to the President of the General Meeting, to their spouse, to their partner with whom a pacte civil de solidarité has been made, to another shareholder or to any other individual or legal entity of their choosing, subject to the conditions set forth in Articles L. 225-106 and L. 22-10-30 of the French Commercial Code.

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Pursuant to the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The proxy will specify his/her last name, first name and address, and will designate a proxy, including his/her last name, first name and address or for a legal entity, its corporate name and registered office. The proxy does not have the right delegate its duties to another individual or legal entity.

It is specified that, for any proxy without indication of an agent, the President of the General Meeting will vote in favor of adopting the draft resolutions presented or approved to by the Board of Directors and vote against adopting all other draft resolutions. To vote otherwise, the shareholders will have to designate an agent who will accept to vote as provided by the principal.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least 3 days before the date of the General Meeting (that is May 16, 2022).

b.	To vote or give proxy via Internet

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: they will be able to access Votaccess to vote or give proxy via Internet by logging in on the website www.sharinbox.societegenerale.com, using their Sharinbox access code and password sent to them by mail upon entry in contact with Société Générale Securities Services. They must then follow the procedure described on the screen; they also may give or revoke a proxy by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address Inventiva_AG@inventivapharma.com specifying, as for pure registered shareholders, their name, first name, address and their Société Générale access code (information available at the top left of their account statement), or, as for administered registered shareholders, their access code with their authorized intermediary, as well as the name, first name and address of the appointed or revoked agent;

-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address Inventiva_AG@inventivapharma.com specifying their last name, first name, address, and their share-account's full bank references, as well as the last name, first name and address of the appointed or revoked agent, and then by asking imperatively to the authorized intermediary managing their share-accounts to send a written confirmation (by post mail or fax) to the Services des Assemblées of Société Générale, CS 30812, 44308 Nantes Cedex 3.

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In order for the duly signed and completed appointments or revocations of proxy to be validly taken into account, they must reach the Company no later than Monday, May 16th, 2022.

The revocation of a proxy is carried out under the same conditions of form as those used for its appointment.

The secured platform Votaccess will be open as of Monday May 2nd, 2022, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on Wednesday May 18th, 2022, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the second (2nd) business day preceding the General Meeting at zero hour, Paris time, that is Tuesday May 17th, 2022 the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	If the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions and request for inclusion of agenda items or draft resolutions

Pursuant to Articles R. 22-10-22 and R. 225-73 of the French Commercial Code, shareholders who meet the legal requirements may request the inclusion of items or draft resolutions on the agenda of this General Meeting, which must be received by the Company no later than twenty-five (25) days prior to the date of said General Meeting, that is Sunday April 24, 2022.

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to submit written questions to the Board of Directors no later than the fourth (4th) business day preceding the date of the Shareholders' Meeting, i.e. Friday May 13, 2022.

Requests for the inclusion of items or draft resolutions as well as submissions of written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

In case of items or draft resolutions that shall be placed on the agenda, a new certificate must be provided to the Company, proving that the shares are registered on the second (2nd) business day preceding the General Meeting, at zero hour, Paris time, that is Tuesday May 17th, 2022.

Requests for the inclusion of draft resolutions should be accompanied by the text of the draft resolutions, with a brief explanatory statement where appropriate.

The draft resolutions presented, if any, by shareholders, as well as the list of items added, if any, to the agenda at their request, will be mentioned in the notice of meeting.

Right of communication

All the documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) can be consulted on the Company's website (www.Inventivapharma.com) as of the twenty first day preceding the meeting, that is Thursday April 28th, 2022.

All the documents referred to in Articles R. 225-89 seq. of the French Commercial Code will be made available to shareholders at the Company's registered office as of the publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

Shareholders are informed that a notice of meeting will be published in the French Bulletin des announces Légales Obligatoires at least fifteen (15) days before the date of the General Meeting, listing any changes made to the agenda following requests for inclusion of draft resolutions submitted by shareholders and/or the works council.

The Board of Directors